Exhibit 1.01

Cesca Therapeutics Inc.

Conflict Minerals Report

For The Year Ended December 31, 2015

Cesca Therapeutics Inc. (“Company”, “Cesca”, “we”, “our”) has prepared this report for the year ended December 31, 2015 to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Pursuant to Instruction to Item 1.01 (2) of Form SD, because the Company is a smaller reporting company, at this time, we are not required to submit an audit report of our Conflict Minerals Report.

1.	Company Overview

Cesca develops and markets integrated cellular therapies and delivery systems that advance the safe and effective practice of regenerative medicine. Cesca is a leader in developing and manufacturing automated blood and bone marrow processing systems that enable the separation, processing and preservation of cell and tissue therapy products.

Products

Cesca’s product offerings include:

●

The SurgWerks™ System (in development) - a proprietary system comprised of the SurgWerks Processing Platform, including devices and analytics, and indication-specific SurgWerks Procedure Kits for use in regenerative stem cell therapy at the point-of-care for vascular and orthopedic diseases.

●	The CellWerks™ System (in development) - a proprietary cell processing system with associated analytics for intra-laboratory preparation of adult stem cells from bone marrow or blood.
●	The AutoXpress® System (AXP®) - a proprietary automated device and companion sterile disposable for concentrating hematopoietic stem cells from cord blood.
●	The MarrowXpress™ System (MXP™) - a derivative product of the AXP and its accompanying sterile disposable for the isolation and concentration of hematopoietic stem cells from bone marrow.
●	The BioArchive® System - an automated cryogenic device used by cord blood banks for the cryopreservation and storage of cord blood stem cell concentrate for future use.
●	Manual Disposables - non-AXP bag sets for use in the processing and cryogenic storage of cord blood. They can be stored in the automated BioArchive device or in conventional dewars.

Our Conflict Minerals Policy

We have adopted the following policy:

In July 2010, the United States adopted section 1502 of Dodd-Frank Financial Reform and Consumer Protection Act requiring all US public companies to disclose annually the origin of “Conflict Minerals” necessary to the function of its products. Conflict Minerals refers to the minerals cassiterite, columbite-tantalite, wolframite, gold, and their derivatives mined in the region of Democratic Republic of the Congo (“DRC”) where Conflict Minerals may be directly or indirectly financing human rights violations or benefiting armed groups in those countries. The definitions and rules associated with this legislation have been promulgated by the Securities Exchange Commission under the Federal Regulations CFR17 Parts 240 and 249b.

Cesca Therapeutics supports the elimination of human rights abuses and will comply with federal regulations associated with conflict minerals. Cesca Therapeutics believes in sourcing materials from suppliers that share our values with regard to ethics, integrity and respect for human rights. This policy will guide the management of Cesca Therapeutics supply chain to a DRC Conflict Free status.

Cesca Therapeutics has adopted a policy of risk oriented diligence with regard to Conflict Minerals. Our suppliers are required to provide conflict minerals disclosure data. Those suppliers who are deemed higher risk may need to provide additional information.

Our suppliers are expected to demonstrate diligence in country of origin assessment for conflict minerals used in products sold to Cesca Therapeutics. Suppliers are further expected to establish policies within their supply chains which facilitate control over conflict mineral sources.

Suppliers for Cesca Therapeutics will complete and submit a Conflict Minerals Report at least annually.

The policy is available at http://www.cescatherapeutics.com/investors/corporate-governance-2/corporate-conflict-minerals-policy/.

2.	Due Diligence

Our due diligence measures have been designed to conform with the framework in The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for 3TG.

3.	Due Diligence Results

We conducted a survey of the Company’s suppliers using the template developed by the Electronic Industry Citizenship Coalition (“EICC”) and The Global e-Sustainability Initiative (“GeSI”), known as the CFSI Reporting Template (the “Questionnaire”). The Questionnaire includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use.

We received responses from 52 of our suppliers. We are reviewing, analyzing and following up, as necessary, the responses provided.

Efforts to determine mine or location of origin

We have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain. We are several levels removed from the actual mining of conflict minerals. We do not make purchases of raw ore or unrefined conflict minerals and make no purchases in the DRC.

4.	Future Steps

We intend to take or continue to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

a.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

b.

Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict.

c.

Seek to obtain more complete and detailed responses from our suppliers who have previously responded to our survey, including information about smelters for the Conflict Minerals used in the supplier’s products.

d.	Encourage suppliers to provide product-level declarations, if necessary, to assist in connecting smelter or refiners to products.